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VIA EDGAR and FEDEX	File No. 017899-0027

Ms. Celeste M. Murphy
United States Securities and Exchange Commission
Office of Mergers & Acquisitions
450 Fifth Street, N.W.
Washington, D.C. 20549-3628

Re:	Tegal Corporation
Schedule TO-I filed November 8, 2006
File Number: 005-45451

Dear Ms. Murphy:

On behalf of Tegal Corporation (the “Company”), we are hereby filing Amendment No. 1 to Schedule TO/A (the “Amendment”) to the Company’s above-referenced Tender Offer Statement (as amended, the “Tender Offer Statement”) filed on Schedule TO for the Company’s option exchange program (the “Option Exchange Program”). For your convenience, we have enclosed a courtesy package which includes five copies of the Amendment. The Amendment has been filed to address the comments received by facsimile on November 14, 2006 from the Staff of the Securities and Exchange Commission (the “Commission”). For ease of review, we have set forth each of the numbered comments of your letter and our responses thereto.

Schedule TO-I

General

1.
It appears that the Schedule TO-I was filed twice on November 8, 2006 and incorrectly tagged on EDGAR one of those times as a Schedule 13E-3. You may contact Silvia Pilkerton in the Office of EDGAR and Information Analysis by facsimile at (202) 772-9216 to request a change in the header tag. Please ensure that future filings are made under the appropriate EDGAR tag.

Response: In response to the Staff’s comment, the Company has contacted Silvia Pilkerton as suggested. The Company will ensure that future filings are made under the appropriate EDGAR tag.

2.
As you are aware, the global exemptive order issued in connection with option exchange offers (March 21, 2001) applies to offers where (i) the subject security is an option; (ii) the exchange offer is conducted for compensatory reasons; and (iii) the issuer is eligible to use Form S-8, the options subject to the exchange offer were issued under an employee benefit plan as defined in Rule 405 under the Securities Act, and the securities offered will also be issued under such an employee benefit plan. We assume you are attempting to rely on the order, since you are limiting participation in this exchange offer to a defined class of employee security holders. Please provide an analysis in your supplemental response as to why you believe your offer conforms to the conditions applicable for reliance on the global exemptive order. If you are not attempting to rely upon the global exemptive order, please provide us with a legal analysis explaining why you believe your offer is consistent with Rule 13e-4(f)(8). In that regard, we note that the offer is limited to a select group of holders and the consideration to be received by holders will vary.

November 17, 2006

Response: In response to the Staff’s comment, the Company confirms to the Staff that it is relying on the March 21, 2001 Exemptive Order for Issuer Exchange Offers Conducted for Compensatory Purposes (the “Global Exemptive Order”). The Company believes that its Option Exchange Program conforms to the conditions applicable for reliance on the Global Exemptive Order because:

•	the Company currently satisfies the eligibility requirements for the use of Registration Statement on Form S-8;

•
the eligible options subject to the exchange offer were issued under the Company’s Eighth Amended and Restated Equity Participation Plan (the “Equity Participation Plan”), which is an “employee benefit plan” as defined in Rule 405 under the Securities Act;

•	the restricted stock units and the new options offered in the Offer will be issued under the Equity Participation Plan;

•	the Offer is being conducted solely for compensatory purposes for the Company’s employees;

•
the Company has disclosed in the Offer to Exchange (attached as an exhibit to the Tender Offer Statement) the essential features and significance of the exchange offer, including risks that option holders should consider in deciding whether to accept the Offer; and

•	except as exempted by the Global Exemptive Order, the Company will comply with Rule 13e-4 promulgated under the Securities Exchange Act of 1934, as amended.

Schedule TO

Item 4

3.
Item 4 of Schedule TO and Item 1004(a)(2) of Regulation M-A require that you describe all material terms of the offer, including the type and amount of consideration to be given to holders. Because the metrics to be used to determine the value of the compensation to be received have yet to be determined, it is unclear to the Staff how your offer complies with Item 1004(a)(2) of Regulation M-A, Rule 14e-1(b) and the general anti-fraud provisions of Section 14(e). Please advise or substantially expand your disclosure to explain how investors will determine the value they will receive as a result of the offer. Consider providing a table setting forth the number of restricted stock units and new options to be received as consideration based upon a reasonable range of Tegal’s stock prices.

November 17, 2006

Response: In response to the Staff’s comment, the Company respectfully submits that its disclosure of the consideration formula mechanism for determining the value of an employee’s Eligible Options provides each employee with information in compliance with the tender offer rules. The Company advises the Staff that the metrics used to determine the value of the consideration (the “Dollar Value”) of each employee’s Eligible Options was determined as of November 3, 2006, and the Company has amended the Tender Offer Statement in the Amendment to disclose this fact. As a result, the only variable yet to be determined is the actual number of New Options or RSUs to be granted after the completion of the Option Exchange Program. This will be an amount that would be calculated by dividing 90% of the Dollar Value by the “fair market value” of the common stock of the Company. Whereas in the original Tender Offer Statement, “fair market value” was designed to be the closing sales price of the Company’s common stock as of the Expiration Date, the Company has adjusted this definition of “fair market value” in response to the Staff’s Comment Number 4 so that “fair market value” will be the average closing price of a share of Company common stock as reported on the Nasdaq Capital Market for the ten trading-day period ending on the trading day that is two trading days before the Expiration Date. See the Company’s response to Comment Number 4 below.

The Company advises the Staff that the Company has individually communicated to each employee holding Eligible Options the Dollar Value (calculated as of November 3, 2006) for such employee’s Eligible Options. Therefore, the Employee understands the potential amount of New Options or RSUs he or she will be eligible to receive upon the determination of the “fair market value” and the completion of the Option Exchange Program. Given the numerous variables that are required to calculate the Dollar Value using the Black-Scholes valuation model, and the fact that the Dollar Value of each employee’s Eligible Option (which is already known by each employee) may vary greatly, the Company respectfully submits that providing a table as suggested by the Staff would not provide additional benefit to the employees considering this Option Exchange Program.

Taking into consideration all of the above, the Company respectfully submits that its current disclosure in the Tender Offer Statement as amended by the Amendment complies with the tender offer rules referenced above.

Exchange Offer

4.
We note you are offering to exchange unexercised eligible options by determining the value of the eligible options using an option pricing model. Holders may elect whether to exchange their eligible options for either (1) restricted stock units, each one representing one share of company common stock to be issued in the future, or (2) new options to purchase Tegal common stock at current fair market value, the new options. The number of either restricted security units or new options that each holder will be granted in exchange for cancellation of the eligible options will be determined by the following formula: the value of the holder’s eligible options (as determined under the option pricing model) will be reduced by ten percent, then that reduced amount will be divided by the fair market value of a share of company common stock on the grant date. “Fair market value” for this purpose is the closing price of a share of company common stock as reported on the Nasdaq Capital Market on the last trading day before the grant date. The grant date is one business day following the expiration date. Therefore, holders will only know the purchase price of the new options or restricted stock units with the closing price of a share of company common stock as reported on the Nasdaq Capital Market on the expiration date. Please advise as to why you believe that the formula pricing mechanism is consistent with the requirements of Rules 13e-4(d)(l), 13e-4(f)(l)(ii) and 14e-1(b). In this regard, please note that in instances where we have granted no-action relief at least two trading days remain in the offer after an averaging period. See TXU Corporation (Sept. 13, 2004) and Lazard (Aug. 11, 1995).

November 17, 2006

Response: In response to the Staff’s comment, the Company has amended the Tender Offer Statement to adjust the formula pricing mechanism so that the number of either RSUs New Options that each holder will be granted in exchange for the Eligible Options will determined by the following formula: the Dollar Value of the holder’s Eligible Options (determined as of November 3, 2006 under the Black-Scholes option pricing model) will be reduced by ten percent, then that reduced amount will be divided by the “fair market value” of a share of company common stock on the grant date. “Fair market value” for this purpose shall be the average closing price of a share of Company common stock as reported on the Nasdaq Capital Market for the ten trading-day period ending on the trading day that is two trading days before the Expiration Date. This new formula is disclosed in the Amendment. The Company has adopted this new formula to be consistent with Rules 13e-4(d)(l), 13e-4(f)(l)(ii) and 14e-1(b) and the no-action relief referenced by the Staff.

Important, page 3

5.
Revise the summary to provide a toll-free number note holders may call through the entire period of the offer to determine the consideration to be received in the offer. Please be certain to highlight this information.

Response: In response to the Staff’s comment, the Company has amended the Tender Offer Statement to provide a toll-free phone number that employees may call through the remainder of the offer to confirm the Dollar Value for such employee’s Eligible Options and to determine the number of New Options or RSUs to be received in the Offer. This information has been highlighted in the Amendment.

Conditions of this Offer, page 14

6.
We note the disclosure throughout your offer conditions regarding any event or events occurring that “in [your] reasonable judgment, could materially and adversely affect [your] business, condition (financial or otherwise, ) income, operations or prospects….” Please revise to specify or generally describe the prospects to which you refer and clarify what you mean by conditions other than financial, so that security holders will have the ability to objectively determine whether each condition has been triggered. Please make corresponding changes throughout the disclosure.

Response: In response to the Staff’s comment, the Company has amended the Tender Offer Statement to revise the referenced language so that the references to “prospects” and “conditions other than financial” are deleted.

7.
We note your statement in the penultimate sentence in the last paragraph of this section that “[a]ny determination we make concerning the events described in this Section 6 will be final and binding on all Eligible Employees.” Please revise this statement to narrow its scope. For example, it appears that ultimate determination of such matters may be by a court of law.

Response: In response to the Staff’s comment, the Company has amended the Tender Offer Statement to revise the referenced language as requested to state that “any determination we make concerning the waiver or assertion by us of any of the conditions of this Offer will be final and binding on all Eligible Employees.”

November 17, 2006

In addition, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing;

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * *

I hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (650) 463-3051 or by fax at (650) 463-2600 with any questions or comments regarding this correspondence.

Very truly yours, /s/ Robert W. Phillips Robert W. Phillips of LATHAM & WATKINS LLP

cc: Christine Hergenrother